SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Preo Software Inc.

(formerly named CDG Investments Inc. Inc.)

Suite 202, 3553 – 31st Street N.W.

Calgary, Alberta, Canada T2L 2K7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

__X__

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1034.

Yes

_____

No

__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

Exhibit Number

Exhibit

99.1

Press release dated July 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREO SOFTWARE INC.

(formerly named CDG Investments Inc.)

Dated:  July 24, 2008

By:

"Randy Coates"

Name:

Randy Coates

Title:

Vice President, Operations

Exhibit Index

Exhibit Number

Exhibit

99.1

Press release dated July 24, 2008

PREO SOFTWARE INC.

FOR IMMEDIATE RELEASE – PREO SOFTWARE ANNOUNCES CLOSING

OF PLAN OF ARRANGEMENT

Edmonton, Alberta – July 25, 2008 – Preo Software Inc. ("Preo" or the "Company") is pleased to announce the completion of the plan of arrangement (the "Arrangement") previously announced by CDG Investments Inc. ("CDG") on April 28, 2008 and June 13, 2008.

Under the terms of the Arrangement, CDG and Preo Software Inc. (a predecessor private corporation) have amalgamated and will continue under the name of Preo Software Inc. ("Amalco").  Each shareholder of CDG (subject to a small shareholder buy-back) will receive one (1) new share of Amalco for each share of CDG currently held after giving effect to a four for one (4:1) consolidation of the CDG common shares that was approved by the CDG shareholders on July 23, 2008 (the "CDG Consolidation").  Each shareholder of Preo will receive two (2) new shares of Amalco for each share of Preo currently held.  The Arrangement has resulted in the conversion into common shares of all outstanding convertible debentures and preferred shares of Preo prior to giving effect to the merger.  With the merger now completed, CDG shareholders hold an aggregate of approximately 10,239,965 Amalco shares representing 27.3% of the Amalco shares and Preo shareholders hold an aggregate of approximately 27,338,141 Amalco shares representing 72.7% of the Amalco shares. The final number of Amalco shares issued to the former CDG shareholders will be subject to the small shareholder buy-back and fractional rounding. All Preo options now represent options of Amalco on the same basis as the Preo shares were treated under the Arrangement.

CDG has been listed on CNQ in Canada (trading symbol CDGI) and on the OTC Bulletin Board in the U.S. (trading symbol CDGEF). It is initially expected that the CNQ listing will be maintained by Amalco under the existing trading symbol, subject to the approval of CNQ. As described in the joint information circular relating to the Arrangement dated June 23, 2008, Amalco intends to promptly file a notice with the SEC to terminate its reporting obligations in the U.S. and seek to cease to be quoted on the OTC Bulletin Board.

As previously disclosed, a letter of transmittal has been mailed to the former holders of CDG shares with instructions to such holders as to how to exchange their CDG certificates for certificates of Amalco. In accordance with the Arrangement, holders of less than 1,000 CDG shares (after giving effect to the CDG Consolidation) immediately prior to the Arrangement being effective will be receiving a cash payment in lieu of shares of Amalco.

The management of Amalco consists of Gary McCone as President and Chief Executive Officer, Karim Teja as Chief Financial Officer, Randy Coates as Vice President Operations, David Edmonds as Vice President Business Development, Ian Graham as Vice President Product Management and Shameer Dada as Controller.  Shawn Abbott (Chairman), Edward J. (Ted) Redmond, Earl Everall, Nathanael (Nate) Glubish and David Edmonds are the directors of Amalco.

About Preo

Preo is an Alberta-based print management solutions provider serving Fortune 5,000 customers in a wide variety of industries, both domestically and internationally, operating on Windows-based systems.  Preo's primary proprietary software is called "Printelligence™" which is the only print management system that adapts itself to an organization's printing behavior, thanks to a unique adaptive rules engine that modifies the messaging delivered to end-users at the desktop, based on individual behavior.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Preo in any jurisdiction, including the United States, or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption therefrom, nor shall there be any sale of such securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Such securities have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons.

FORWARD-LOOKING STATEMENTS

Statements set out in this news release that are not historical facts are forward-looking statements.  Forward-looking statements (often, but not always, identified by the use of words such as "expect", "may", "could", "anticipate" or "will" and similar expressions) may include expectations, opinions or guidance that are not statements of fact.  Forward-looking statements are based upon the opinions, expectations and estimates of management of Preo as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements.  Those factors include, but are not limited to, risks, uncertainties and other factors that are beyond the control of Preo.  In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information contained in this news release.  Assumptions relating to certain forward-looking information contained in this news release are set out above in this news release.  Although Preo believes that the expectations reflected in the forward-looking statements set out in this news release are reasonable, it can give no assurance that such expectations will prove to have been correct.  The forward-looking statements of Preo contained in this news release are expressly qualified, in their entirety, by this cautionary statement.  The forward-looking statements are made as of the date of this news release and Preo assumes no obligation to update or revise them to reflect new events or circumstances, except as expressly required by applicable securities law.  Further information regarding risks and uncertainties relating to Preo and its securities can be found in the disclosure documents filed by Preo with the securities regulatory authorities (including the joint information circular and proxy statement of Preo and CDG dated June 23, 2008, which was filed on SEDAR on June 27, 2008), available at www.sedar.com.